 Exhibit 99.1

EARLY WARNING PRESS RELEASE IN RESPECT OF DISPOSITION OF COMMON SHARES OF TREASURY METALS INC.

VANCOUVER, BC, May 7, 2024 /CNW/ - First Mining Gold Corp. ("First Mining") announces today that on May 6, 2024, it disposed of 4,539,000 common shares of Treasury Metals Inc. (TSX: TML) ("Treasury") at a price of $0.22 per share for gross proceeds of approximately $1.0 million through the facilities of the Toronto Stock Exchange (the "Transaction").

Immediately prior to the Transaction, First Mining owned 20,000,311 common shares of Treasury, representing approximately 10.69% of the issued and outstanding common shares of Treasury (calculated on a non-diluted basis). Immediately following the Transaction, First Mining held beneficial ownership of, or control and direction over, an aggregate of 15,461,311 common shares of Treasury, representing approximately 8.26% of the issued and outstanding common shares of Treasury (calculated on a non-diluted basis). Accordingly, First Mining is no longer a "reporting insider" of Treasury, as such term is defined under applicable securities laws, as First Mining has fallen below the 10% reporting threshold.

In the future, First Mining may acquire additional securities of Treasury or dispose of such securities subject to a number of factors, including general market and economic conditions and other available investment and business opportunities.

This press release is being issued pursuant to National Instrument 62-103 – The Early Warning System and Related Take-Over Bid and Insider Reporting Issues, which also requires a report to be filed in accordance with applicable securities laws (the "Early Warning Report"). A copy of the Early Warning Report will be available under First Mining's and Treasury's profiles on SEDAR+ at www.sedarplus.ca.

About Treasury Metals Inc.

Treasury was incorporated under the laws of the Province of Ontario. Treasury's head office is located at 15 Toronto St., Suite 401, Toronto, Ontario, M5C 2E3, Canada. Treasury's common shares are traded on the Toronto Stock Exchange.

About First Mining Gold Corp.

First Mining is a Canadian mineral exploration and development company incorporated under the laws of the Province of British Columbia. First Mining's head office is located at Suite 2070 - 1188 West Georgia Street, Vancouver, British Columbia, V6E 4A2.

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SOURCE First Mining Gold Corp.

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%CIK: 0001641229

For further information: or to obtain a copy of the Early Warning Report, please contact: Richard Huang | Vice President, Corporate Development | Email: rhuang@firstmininggold.com, Toll Free: 1 844 306 8827 | Email: info@firstmininggold.com, www.firstminingold.com

CO: First Mining Gold Corp.

CNW 07:00e 07-MAY-24